Hi {NAME},

Katie and I managed to set up a profile with a company called WeFunder that helps startups raise capital. As you know, we're focused on scaling WeShape up and wanted to see if you were interested in investing. Here's an link to check out the profile: https://wefunder.com/weshape-wellness/

Please let us know if you have any questions or want to participate, ok.